UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41813

TURBO ENERGY, S.A.

(Name of Registrant)

Plaza de América 2, 4AB
Valencia, Spain 46004

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

On January 12, 2026, Turbo Energy, S.A. (the “Company”) received a notification letter (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is no longer in compliance with the minimum stockholders’ equity requirement for continued listing on the Nasdaq Capital Market pursuant to Nasdaq Listing Rule 5550(b)(1).

The Notice states that, based on the Company’s Form 6-K dated November 4, 2025, which reported stockholders’ equity of approximately $1.5 million as of June 30, 2025, the Company does not meet the minimum requirement of $2.5 million in stockholders’ equity. The Notice further states that the Company does not currently meet the alternative continued listing standards relating to market value of listed securities or net income from continuing operations.

In accordance with Nasdaq Listing Rules, the Company has been provided a period of 45 calendar days, until February 26, 2026, to submit a plan to regain compliance. If Nasdaq accepts the Company’s plan, Nasdaq may grant an extension of up to 180 calendar days from the date of the Notice for the Company to evidence compliance with the applicable listing requirements.

The Notice has no immediate effect on the listing or trading of the Company’s ordinary shares on the Nasdaq Capital Market.

The Company intends to evaluate available options to regain compliance with the applicable Nasdaq continued listing requirements and to submit a compliance plan within the prescribed timeframe. There can be no assurance that Nasdaq will accept the Company’s compliance plan or that the Company will be able to regain compliance within any extension period that may be granted.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBO ENERGY, S.A.

Date: January 14, 2026	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

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